June 27, 2018
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Jaea F. Hahn
Re:    Guggenheim Strategy Funds Trust (File No. 811-22946) (the “Registrant”)
Dear Ms. Hahn:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on the registration statement filed on Form N-1A by the Registrant under the Investment Company Act of 1940 on January 29, 2018, relating to the Registrant’s four series: Guggenheim Strategy Fund I; Guggenheim Strategy Fund II; Guggenheim Strategy Fund III; and Guggenheim Variable Insurance Strategy Fund III (each, a “Fund” and, collectively, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and James V. Catano and Brooke A. Higgs of Dechert LLP on April 10, 2018. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:
Comments Relating to the Prospectus
Comment Relating to Portfolio Managers

1.	Comment: Please revise the disclosure to state whether the portfolio managers are “jointly and primarily” responsible for the day-to-day management of each Fund.
Response:     The Registrant believes that the current disclosure (which is consistent across the Guggenheim Funds complex) complies with the requirements of Form N-1A, which call for the Registrant to state the name, title, and length of service of the person or persons employed by or associated with a Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.  The Registrant respectfully declines to make the requested change at this time but will consider this comment further in connection with the Registrant’s next annual update.
Comment Relating to Purchase and Sale of Fund Shares

2.	Comment: Please supplementally explain why no minimum initial investment requirement is appropriate for each Fund.
Response:     The Registrant believes it is it appropriate for the Funds to have no minimum initial investment requirement because each Fund is currently only offered to other funds advised by the Investment Manager or its affiliates.
Comments Relating to Principal Investment Strategies

3.
Comment:    For each Fund, please consider moving “The Fund may seek to obtain exposure to the securities in which it primarily invests through a variety of investment vehicles, principally affiliated and unaffiliated closed-end funds, exchange-traded funds (“ETFs”) and other mutual funds.” to the first paragraph under “Principal Investment Strategies.”

Response:     The requested change will be made in connection with the Registrant’s next annual update.

4.	Comment: Please consider disclosing how each Fund defines “emerging markets” and “frontier markets” for purposes of its principal investment strategies.
Response:    The Registrant notes that this disclosure for emerging markets appears in the Funds’ statement of additional information. The Registrant will consider this comment as it relates to frontier markets in connection with its next annual update.

5.	Comment: Please consider deleting acronyms (e.g., GNMA, FNMA) provided for terms not used again.
Response:    The requested change will be made in connection with the Registrant’s next annual update.

6.
Comment:    Please clarify whether investments in loans rated below investment grade or, if unrated, determined by the Investment Manager to be of comparable quality, count towards each Fund’s limitation on the Fund’s total assets that may be invested in securities below investment grade. If such investments are not included in this limitation, please confirm supplementally the Registrant’s treatment of such investments for purposes of complying with the SEC’s guidance that open-end registered investment companies should invest no more than 15% of their net assets in “illiquid” assets.

Response:    The Registrant confirms that investments in loans rated below investment grade or, if unrated, determined by the Investment Manager to be of comparable quality, count towards each Fund’s limitation on below investment grade investments.

7.	Comment: Disclose the investment purpose of each specific derivative transaction disclosed in each Fund’s principal investment strategies.
Response:    The Registrant believes the existing disclosure adequately addresses the intended investment purpose of each specific derivative transaction based on each Fund’s current principal investment strategies. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010). However, the Registrant will consider this comment in connection with its next annual update to determine whether additional information is appropriate.

8.	Comment: Please clarify whether, in the below disclosure, “instruments” refers only to derivative instruments.
“The Investment Manager uses a process for selecting instruments for purchase and sale that is based on intensive credit research and involves extensive due diligence on each instrument (including the instrument’s structure), issuer, region and sector.”
Response:    The Registrant will implement certain changes in response to this comment as part of the Registrant’s next annual update.

9.
Comment:    Please confirm that the Board of Trustees has been generally informed of the liquidity of securities rated below investment grade, or, if unrated, determined by the Investment Manager to be of comparable quality.

Response:    The Registrant confirms that the Board of Trustees has been generally informed of, and regularly receives reports on, the liquidity of these investments held by the Funds.

Comment Relating to Additional Information Regarding Investment Objectives and Strategies

10.	Comment: Please state in the section heading that the section applies to principal investments, if applicable.
Response:    The requested change will be made in connection with the Registrant’s next annual update.
Comments Relating to Descriptions of Principal Risks

11.
Comment:     Please supplementally confirm if the Funds intend to limit non-qualifying investment income to continue qualifying as a “regulated investment company” under Subchapter M of the Internal Revenue Code.

Response:    The Registrant confirms that the Funds intend to limit non-qualifying investment income to continue qualifying as a “regulated investment company” under Subchapter M of the Internal Revenue Code.

12.	Comment: In “Market Risk,” please disclose how each Fund defines “emerging markets” and “frontier markets” for purposes of its principal investment strategies.
Response:    Please refer to the Registrant’s response to Comment 4.

13.
Comment:    If investing in bank loans is a principal investment strategy of a Fund, please disclose in “Investment in Loans Risk” that (i) bank loans may take longer than seven days to settle and (ii) bank loans may not be considered securities for purposes of the federal securities laws. Additionally, if investing in bank loans is a principal investment strategy of the Funds, disclose how the Funds intend to meet short term liquidity needs.

Response:    The Registrant believes that its current disclosure is responsive to this comment. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

14.	Comment: Please add swaps, futures and options to the list of instruments in “Leverage Risk” that may create leveraging risk.
Response:    The requested change will be made in connection with the Registrant’s next annual update.

15.	Comment: Please supplementally confirm that each Fund does not have greater than 15% of its net assets invested in illiquid securities.
Response:    The Registrant confirms that each Fund does not have greater than 15% of its net assets invested in illiquid securities.

16.	Comment: Please supplementally confirm whether each Fund has a specific investment limitation on Special Situation Investments.
Response:    A Fund’s investments in Special Situation Investments are not subject to a specific investment limitation but such investments would be subject to the Fund’s investment policies and general limitations.
* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Strategy Funds Trust